UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 001-36693

SEARS HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to purchase Units consisting of Senior Notes and Warrants1

Subscription Rights to purchase Common Shares of Sears Canada Inc.2

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

Warrants to Purchase Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Rights to purchase Units consisting of Senior Notes and Warrants: none

Subscription Rights to purchase Common Shares of Sears Canada Inc.: none

[1]	The Rights to purchase Units consisting of Senior Notes and Warrants expired at 5:00 p.m., New York City time on November 18, 2014. The Registrant filed a Form 8-A12B to register the Rights to purchase Units consisting of Senior Notes and Warrants on October 30, 2014.
[2]	The Subscription Rights to purchase Common Shares of Sears Canada Inc. expired at 5:00 p.m., New York City time on November 7, 2014. The Registrant filed a Form 8-A to register the Subscription Rights to purchase Common Shares of Sears Canada Inc. on October 15, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sears Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2014	SEARS HOLDINGS CORPORATION

	By:	/s/ Robert A. Riecker

	Name:	Robert A. Riecker
Vice President, Controller and Chief Accounting Officer